UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo,

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VISTA ENERGY, S.A.B. DE C.V., HELD ON AUGUST 6TH, 2024.

In Mexico City, United Mexican States, (“Mexico”), at 10:00 a.m. on August 6th, 2024, the shareholders of Vista Energy, S.A.B. de C.V. (the “Company”), gathered at the meeting room located at Torre Virreyes, Pedregal No. 24, Floor 24, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo, in order to hold the ordinary general shareholders’ meeting (the “Ordinary General Meeting”), to which they were duly and previously called by means of the notice published on June 24th, 2024, through the web page of the Bolsa Mexicana de Valores, S.A.B. de C.V., and in the Electronic System of Publications of Commercial Companies (Sistema Electrónico de Publicaciones de Sociedades Mercantiles) of the Ministry of Economy (Secretaría de Economía).

The teller (escrutador), after reviewing the deposit certificates (constancias de depósito) and other documents exhibited by the attendees to evidence their legal capacity, certified that with respect to the Ordinary General Meeting, 64,831,065 shares of the 96,214,728 outstanding shares with voting rights (i.e., 67.38%) of the Company’s capital stock were represented, a percentage sufficient to hold the Ordinary General Meeting, in accordance with Article Twenty-Third of the Company´s bylaws in force. Therefore, the Ordinary General Meeting was declared as legally convened.

With respect to each of the items of the Agenda addressed and discussed in the Ordinary General Meeting, below are (i) the resolutions adopted in this respect by the shareholders represented at the Ordinary General Meeting, as well as (ii) the vote tally of the shares represented at such Ordinary General Meeting.

FIRST ITEM OF THE AGENDA

Proposal, discussion, and, if applicable, approval of the maximum amount of funds that may be used to purchase the Company’s own shares (or securities representing such shares) for an amount of up to US$50,000,000.00 in the 2024 fiscal year, and to use the remainder if any, for the same purposes in the 2025 fiscal year, in terms of the provisions of Article 56 Section IV of the LMV.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the first item of the Agenda:

“1.- To take note of the Chairman’s report to the Meeting regarding the existence of accumulated profit sufficient to create the share repurchase fund for the 2024 fiscal year.

2.- Considering that the accumulated profit of the Company as of December 31, 2023 amount to US$100,284,000.00, it is hereby approved to allocate the amount of US$50,000,000.00 as the maximum amount of funds that can be used for the purchase of the Company’s own shares (or securities representing such shares) for the 2024 fiscal year, in terms of the provisions of Article 56 Section IV of the LMV, (the “Maximum Repurchase Amount 2024”), as the same may be increased or modified by any subsequent shareholders’ meeting, provided that any portion of the Maximum Repurchase Amount 2024 that is not used within the 2024 fiscal year may be used to purchase the Company’s own shares (or securities representing such shares) during the 2025 fiscal year, and provided, further, that the maximum amount that may be used for the repurchase fund during the 2025 fiscal year may be increased or modified by any subsequent shareholders’ meeting.”

With respect to the first item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 64,831,065 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 64,816,220 shares, (ii) dissenting vote of 6,920 shares, and (iii) abstention of 7,925 shares.

SECOND ITEM OF THE AGENDA

Appointment of delegates to comply with and, as appropriate, formalize the resolutions adopted at the Ordinary General Meeting; associated resolutions.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the second item of the Agenda:

“It is hereby designated that Elizabeth Gómez Saldaña, Javier Sebastián Rodríguez Galli, Carlos Zamarrón Ontiveros, Crisanto Jesús Sánchez Carrillo, Jorge Alejandro Reyes Juárez, Luis Ernesto Garrido Solís, Sofía Sandoval Márquez, Valentina Márquez Miranda and José Manuel Rodríguez Salinas, jointly or separately, by themselves or through the person they designate, if necessary, may appear before the notary public of their choice to request and grant the total or partial notarization of the present deed, as well as to issue the simple or certified copies, either in its entirety or in the pertinent part, of these minutes that may be requested of them, draft and sign the notices, publications, requests and writings that must be given in accordance with the applicable legal provisions and carry out the necessary formalities related to the matters approved at this Ordinary General Meeting.”

With respect to the second item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 64,831,065 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 64,810,772 shares, (ii) dissenting vote of 8,697 shares, and (iii) abstention of 11,596 shares.

*   *   *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2024

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer